March 1, 2005


Mail Stop 0306



John C. Brewer, President and Chief Executive Officer
Garb Oil and Power Corporation
1588 South Main Street, Suite 200
Salt Lake City, Utah 84115


Via U S Mail and FAX [(801)832-9867]

Re:	Garb Oil and Power Corporation
	Form 10-K for the fiscal year ended  June 30, 2004
	Forms 10-Q for the fiscal quarters ended September 30 and December 31, 2004
	File No.  0-14859

Dear Mr. Brewer:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Mr. John C. Brewer
Garb Oil and Power Corporation
March 1, 2005
Page 2


Form 10-K for fiscal year June 30, 2004


Management`s Discussion and Analysis or Plan of Operations - Page
14

1. At the beginning of the MD&A you state the company is in the development stage. However, Note 1 to the financial statements states you exited the development stage as of June 30, 2004 and you do not present development stage disclosures in the financial statement. Supplementally and in future filings, please revise and clarify your disclosures in the MD&A, the financial statements, and throughout the filing. If the Company is in the development stage the financial statements should be revised to comply with SFAS 7.

2. In the fourth paragraph you state that the change in working capital is due in part to "unearned revenue". Are you referring to the "deferred income" that was reported in the statements of cash flows for 2003? Or are you referring to the "customer deposits" which are reported in the balance sheet and the statements of cash flows. In the future, please clarify by using the account name as reported in the financial statements.

3. In future filings, please provide a discussion of results of operations as required by Item 303 of Regulation S-B. This should include a detailed discussion of the revenues and expense amounts in the financial statements each period.

4. We read that UTTI operations have ceased and will not be restarted. Given your limited funding, please discuss in future filings why you are leasing space to store their equipment and inventory for which you have no use, as disclosed in Item 2. Discuss what steps you have taken to liquidate these items.

5. In future filings, please discuss the risk presented by having only a single customer, as disclosed in Note 1(g) on page F-10.

6. We see that all your liabilities are due in fiscal 2005. Supplementally and in future filings, discuss how you will secure the funding to repay these liabilities when due. Provide a more detailed discussion of funding needs and expected sources in the short and long term and when Garb Oil and Power expects to have to raise additional capital.



Mr. John C. Brewer
Garb Oil and Power Corporation
March 1, 2005
Page 3


Financial Statements

Report of Independent Registered Public Accounting Firm

7. The second paragraph of the audit report should refer to the Public Company Accounting Oversight Board (United States). Please revise.


Balance Sheet - Page F-4

8. We see $30,232 in assets "held for resale" that have been reported in the financial statements for several years which you have not been able to sell. We see that in 2001, 2000, 1999 and 1998 you reported these assets as "inventory". Provide supplemental support for reclassifying inventory that you could not sell, into assets held for sale that you could not sell. We note that assets held for sale should be reported at net realizable value, that is sales price less cost to sell. Please provide details of why these assets are not impaired.

9. We see you report a long-term asset captioned "assets under construction" at fiscal year end, but that no fixed asset resulted in the subsequent quarter. Tell us the nature of these assets under construction and how they were recorded in subsequent periods. Clarify why these assets were not impaired at 6/30/04.


Note 1 Organization and Summary of Significant Accounting Policies

(c)  Basis of Presentation- Going Concern - Page F-9

10. Supplementally and in future filings, provide your detailed viable plan of operations as required by FRC 607.01.


(g)   Revenue Recognition - Page F-10

11. In future filings, please expand to disclose your policy for the manufacture and sale of tire shredder machines. Your policy should clarify how you recognize revenue (e.g. upon completion and delivery of each machine) and the basis for this recognition. In addition, address your obligations for installation, customer acceptance, training, and maintenance services.


Mr. John C. Brewer
Garb Oil and Power Corporation
March 1, 2005
Page 4


12. We see in the statements of cash flows that a significant amount of deferred income was recognized in 2003. Tell us the basis for recognition of this revenue in the current period and disclose your accounting policy for deferred income in future filings.

13. We also note in the statements of cash flows that a significant customer deposit was received in 2004. Supplementally and in future filings, disclose your accounting policy for customer deposits and for the subsequent recognition as income.


(l)  Concentration of Credit Risk - Page F-11

14. We read in paragraph (g) that you have sold to only a single customer. Please revise to clearly disclose this concentration, and clarify your relationship to that customer.


Note 5  Commitments - Page F-14

15. We see in the first sentence the agreement was signed in the past, but the last sentence states the agreement will be signed in the future. Please revise in future filings to clarify this and discuss the current status of, and compliance with, the Micron agreement. In addition, provide details of the progress made on the pilot model and when you expect it to be completed.



Forms 10-QSB for 9/30/04 and 12/31/04

16. We see that in prior quarterly and annual reports you presented revenues separately by type, that is, for tire sales, equipment sales, and other revenues. In future filings, please follow that presentation and separately disclose revenues by type or tell us why you believe that this disclosure is not necessary.

17. Please revise MD&A to provide a detailed discussion of Results of
Operations, including details of revenues, cost of sales, gross margin and the various expenses included in the financial statements each period.



Mr. John C. Brewer
Garb Oil and Power Corporation
March 1, 2005
Page 5


18. We see in the statements of stockholders` equity that during the second quarter you issued all of the treasury stock. As we see no cash received for issuance reported in the statements of cash flows, in future filings please expand your caption to clarify what was received for the treasury stock issued. Please present complete footnote disclosures for treasury stock transactions in future filings.




*  *  *  *  *  *  *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides the requested supplemental information. Confirm that you will comply with these comments in all future filings with the Commission. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR under the label "CORRESP." Please understand that we may have additional comments after reviewing your responses to our comments and the requested supplemental information. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-0306.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and



Mr. John C. Brewer
Garb Oil and Power Corporation
March 1, 2005
Page 6


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Jeanne Bennett at (202) 942-1915 or me at
(202)
942-1791, if you have questions regarding our comments.


      Sincerely,



      							Brian R. Cascio
      							Accounting Branch Chief

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